EXHIBIT 99.1

The following is a summary of the Group’s investment properties as of June 30, 2018 prepared in accordance with SEC Regulation S-X 12-28 (all amounts in millions, except otherwise indicated):

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions	Plot of land	Buildings, facilities and improvements (i)	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition

Rental properties

Operations Center in Argentina (1)
Abasto Shopping	-	10	455	22	10	477	487	1	6,637	7,125	Nov-98	Jul-94
Alto Palermo Shopping	-	9	583	25	9	608	617	1	6,552	7,170	Oct-90	Nov-97
Alto Avellaneda	-	18	312	39	18	351	369	-	4,174	4,543	Oct-95	Dec-97
Alcorta Shopping	-	11	214	53	11	267	278	1	3,263	3,542	Jun-92	Jun-97
Alto Noa	-	-	71	21	-	92	92	-	992	1,084	Sep-94	Mar-95
Buenos Aires Design	-	-	74	8	-	82	82	-	(71)	11	Nov-93	Nov-97
Patio Bullrich	-	10	207	23	10	230	240	-	1,651	1,891	Sep-88	Oct-98
Alto Rosario	-	26	139	34	26	173	199	3	3,176	3,378	Nov-04	Nov-04
Mendoza Plaza	-	11	174	32	11	206	217	5	1,518	1,740	Jun-94	Dec-94
Dot Baires Shopping	-	100	330	22	100	352	452	2	4,161	4,615	May-09	Nov-06
Córdoba Shopping	Antichresis	1	104	12	1	116	117	-	995	1,112	Mar-90	Dec-06
Distrito Arcos	-	-	-	295	-	295	295	-	765	1,060	-	Nov-09
Alto Comahue	-	1	13	297	1	310	311	-	561	872	-	May-06
Patio Olmos	-	12	21	-	12	21	33	1	224	258	May-95	Sep-07
Soleil Premium Outlet	-	23	56	82	23	138	161	1	1,315	1,477	-	Jul-10
Dot Building	-	13	46	10	13	56	69	1	1,234	1,304	Sep-10	Nov-06
Bouchard 710	-	40	49	4	40	53	93	2	1,786	1,881	-	Jun-05
Bouchard 551	-	5	4	-	5	4	9	-	88	97	-	Mar-07
Intercontinental Plaza	-	2	(110)	1	2	(109)	(107)	-	110	3	Jun-96	Nov-97
BankBoston Tower	-	78	56	-	78	56	134	1	1,873	2,008	-	Aug-07
República Building	-	111	88	1	111	89	200	1	2,471	2,672	-	Apr-08
La Adela	-	215	-	-	215	-	215	-	218	433	-	Jul-14
Phillips Building	-	-	469	-	-	469	469	-	334	803	-	Jun-17
Others	-	21	35	109	21	144	165	-	1,217	1,382	N/A	N/A

Operations Center in Israel
Tivoli (2)	-	150	1,881	4,864	481	6,414	6,895	-	(1,080)	5,815	Apr-11	Oct-15
Kiryat Ono Mall (3)	-	392	731	2,770	1,262	2,631	3,893	-	21	3,914	Nov-07	Oct-15
Shopping Center Modi’in A (3)	Mortgage	223	289	1,221	718	1,015	1,733	-	34	1,767	Aug-05	Oct-15
HSBC (2)	Mortgage	5,753	2,136	16,174	18,511	5,552	24,063	-	1,131	25,194	1927-1984	Oct-15
Matam park - Haifa (3)	Mortgage	576	2,920	8,909	1,854	10,551	12,405	-	417	12,822	1979-2015	Oct-15
Holon (3)	-	201	152	1,568	647	1,274	1,921	-	4	1,925	1960-1985	Jan-16
Herzeliya North (3)	-	944	1,515	6,246	3,038	5,667	8,705	-	298	9,003	1996-2015	Oct-15
Gav-Yam Center - Herzeliya (3)	Mortgage	748	817	3,573	2,407	2,731	5,138	-	38	5,176	1997-2006	Oct-15
Neyar Hadera Modi’in (3)	-	186	272	1,216	600	1,074	1,674	-	(9)	1,665	-	Oct-15
Gav Yam park - Beer Sheva (3)	Mortgage	34	407	1,838	110	2,169	2,279	-	128	2,407	-	Oct-15
Ispro planet -BeerSheva -Phase 2 (3)	-	154	294	1,834	497	1,785	2,282	-	(191)	2,091	-	Oct-15
Others (3)	Mortgage	1,557	3,717	12,632	5,010	12,896	17,906	-	956	18,862	N/A	Oct-15

Total rental properties		11,635	18,521	63,935	35,852	58,239	94,091	20	46,991	141,102

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions	Plot of land	Buildings, facilities and improvements (i)	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition

Undeveloped parcels of land

Operations Center in Argentina (1)
Building annexed to Dot	-	25	-	-	25	-	25	-	1,074	1,099	-	Nov-06
Luján plot of land	-	42	-	-	42	-	42	-	264	306	-	May-12
Caballito – Ferro plot of land	-	46	4	73	46	77	123	-	252	375	-	Nov-97
Santa María del Plata	-	159	64	-	159	64	223	-	5,790	6,013	-	Jul-97
La Plata plot of land	-	154	-	-	154	-	154	-	64	218	-	Mar-98
Others	-	12	3	26	12	29	41	-	512	553	N/A	N/A

Operations Center in Israel
Tivoli (2)	-	336	-	337	673	-	673	-	(302)	371	-	Oct-15
Others (3)	-	858	5	2,419	2,762	520	3,282	-	391	3,673	N/A	Oct-15

Total undeveloped parcels of land		1,632	76	2,855	3,873	690	4,563	-	8,045	12,608

Properties under development

Operations Center in Argentina (1)
PH Office Park	-	31	-	816	31	816	847	38	698	1,583	in progress	Nov-16
Building annexed to Alto Palermo Shopping	-	38	-	32	38	32	70	-	114	184	in progress	Jun-16
Alto Comahue	-	-	-	120	-	120	120	-	-	120	in progress	-
Catalinas Norte	-	132	-	196	132	196	328	14	1,149	1,491	in progress	May-10
Others	-	-	-	112	-	112	112	-	-	112	N/A	N/A

Operations Center in Israel
Tivoli (2)	-	32	456	702	103	1,087	1,190	-	(638)	552	in progress	Oct-15
Ispro Planet – Beer Sheva – Phase 2 (3)	-	42	44	217	134	169	303	-	(51)	252	in progress	Oct-15
Amot tozeret H'aaretz (3)	-	230	118	2,072	742	1,678	2,420	-	357	2,777	in progress	Oct-15
Others (3)	-	71	49	1,677	229	1,568	1,797	-	9	1,806	in progress	Oct-15

Total properties under development		576	667	5,944	1,409	5,778	7,187	52	1,638	8,877
Total		13,843	19,264	72,734	41,134	64,707	105,841	72	56,674	162,587

(i) The breakdown of investment properties as of June 30, 2018 not includes leased farmlands for the amount of Ps. 923.

(1) Properties located in Argentina.
(2) Properties located in United States of America.
(3) Properties located in Israel.

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